Exhibit 3

September 27, 2007

Bioenvision, Inc.
Board of Directors
345 Park Avenue
41st Floor
New York, New York 10154

Gentlemen:

In light of the recent reports from Institutional Shareholder Services (ISS) and Glass Lewis, we want to put an end to any speculation that we might raise our offer and to reiterate our commitment to the $5.60 per share cash purchase price set forth in the merger agreement between Bioenvision and Genzyme.  We have a comprehensive understanding of clofarabine’s potential and thoroughly analyzed the value of Bioenvision prior to entering into the transaction in May.  We believed $5.60 per share was a full and fair price for the company then, and we believe that to be the case now, as supported by the following points.

1.             The merger consideration of $5.60 per share represents a substantial premium and the best price obtainable for Bioenvision.  By all reasonable economic measures, $5.60 per share represents full and fair value, especially in light of Bioenvision’s announcement subsequent to our offer that clofarabine will not be approved in adult AML in the EU until 2008, at the earliest.  In addition, the $5.60 per share represents a premium of approximately:

•                  49% over $3.75, the price at which Bioenvision priced its registered direct offering of 8 million shares of common stock in April 2007;

•                  44% over $3.89, the average 60 trading day average of Bioenvision’s common stock on Nasdaq as of the last trading day prior to the execution of the merger agreement; and

•                  34% over $4.18, the average 90 trading day average of Bioenvision’s common stock on Nasdaq as of the last trading day prior to the execution of the merger agreement.

Your financial advisor, UBS, has also confirmed that $5.60 per share is a fair price.  To reach this conclusion, UBS performed a discounted cash flow analysis that resulted in an implied equity reference range for Bioenvision of approximately $3.72 to $5.33 per share.  Indeed, the $5.60 per share cash offer is higher than the high end of your advisor’s valuation range.

In addition, UBS compared financial and stock market data of Bioenvision with the corresponding public data of 9 other publicly-traded companies in the biopharmaceutical industry which indicated that $5.60 per share cash consideration exceeded both the mean and median implied revenue multiple ranges for these comparable companies.  UBS also compared the financial terms of the Genzyme transaction with the publicly available financial terms of 16

www.genzyme.com

Bioenvision, Inc.

Board of Directors

September 27, 2007

selected transactions UBS believed to be generally relevant, which indicated that $5.60 per share cash consideration payable by Genzyme exceeded the mean and median implied forward revenue multiple ranges for the selected transactions.

2.             Bioenvision has never received another firm offer regarding the sale of the company.  Although Bioenvision has continually sought to be acquired over the past four years, no third party acquirer has ever submitted a firm offer to purchase the company.  Over the past 18 months alone, UBS contacted over 20 target companies to find possible suitors.  Of the handful that expressed interest and conducted due diligence, none submitted a firm offer to purchase the company.  Indeed, some of the potential suitors declined with explicit reference to due diligence concerns.  In connection with Genzyme’s indication of interest in the spring of 2007, UBS again contacted 10 target companies to solicit interest in acquiring Bioenvision, yet no proposals were received.  Moreover, since the announcement of the Genzyme transaction, Bioenvision has not received any indication, or even a suggestion, of interest from any third party regarding purchase of the company.

3.             The risks associated with Bioenvision remaining an independent company are significant.

•                  Bioenvision will not receive regulatory approval for clofarabine in adult AML in the EU in 2007 and approval in 2008 is uncertain.  The EMEA has requested that data from the ongoing AML-16 trials be provided to support Bioenvision’s application for approval.  The AML-16 trial will not be fully enrolled at the time that Bioenvision’s response is due to the EMEA, and there can be no assurances that interim data will be satisfactory, or that the data itself will be supportive of Bioenvision’s application.  Further, if the EMEA does not accept this data, Bioenvision may well have to complete an additional randomized, pivotal study.  Moreover, AML-16 is not a Bioenvision-sponsored study, and there can be no assurance that the investigators will make this data available to Bioenvision for use in its application.

•                  Bioenvision must raise significant additional capital to fund operations until it is generating positive cash flow.  Management’s projections (which were not available to the market in May when the transaction was first announced) show that Bioenvision does not expect to be profitable until 2012, expects to generate more than $100 million in operating losses in the interim and, therefore, will require substantial additional external financing in an uncertain market.  Bioenvision’s most recent experience, undertaken in more favorable market conditions than now exist, show how dilutive the raising of this amount of capital can be.  Furthermore, these projections do not include any amounts associated with defending or losing any of the several shareholder lawsuits now pending against Bioenvision.

•                  Bioenvision’s revenues in the EU are highly concentrated at one clinical trial site.  There are risks inherent in the concentration of Bioenvision’s revenue derived from its supply of clofarabine at current market prices to the AML-16 study centers, which is being coordinated through a single trial center, Cardiff University.  During the nine months ended March 31, 2007, 46% of Bioenvision’s clofarabine revenue was from the sale of clofarabine to Cardiff.  During the three months ended September 30, 2006, December 31, 2006 and March 31, 2007, revenue from Cardiff accounted for 52%, 48% and 41% of total clofarabine revenue, respectively.

Bioenvision, Inc.

Board of Directors

September 27, 2007

•                  Bioenvision is engulfed in a series of new lawsuits.  As with any litigation, regardless of the merits, defending these claims will drain a significant amount of resources, both in personnel as well as capital.  At a critical juncture in the company’s history, such diversions will likely impact the company’s necessary focus on commercial operations and could possibly be debilitating.

•                  Bioenvision will face other significant challenges to expand clofarabine into new indications and markets, most immediately, adult AML.  Bioenvision has very limited development and commercial experience and requires:

•                  broader development and medical affairs expertise to manage international clinical studies, obtain regulatory approvals and support patient management;

•                  dedicated commercial resources capable of educating and updating physicians on the benefits and risks of clofarabine use in multiple patient populations;

•                  global reimbursement, pricing and government affairs capabilities to implement and maintain Bioenvision’s pricing strategy; and

•                  an adequate supply of drug substance for the development and commercialization of clofarabine outside of the United States (as Genzyme has the exclusive rights, even as to Bioenvision, to manufacture the product in North America).

To the extent Bioenvision cannot build these capabilities internally, it will be required to rely upon marketing partners, distributors and third party contractors, as has been the case.  As the number of these relationships increase, the value of Bioenvision as a whole will likely erode due to transaction costs as well as delays, inexperience of third parties, and sharing of economic benefits.

In summary, while Bioenvison has brought clofarabine to an early plateau in its development, management and shareholders face enormously complex and expensive challenges to move the product and the company to a next level of valuation.  It is, of course, for that reason that you approved the merger agreement and have unanimously recommended your stockholders do likewise.  And it is for this reason that we cannot and will not pay any more than the $5.60 contemplated by that merger agreement.

Sincerely,

Mark J. Enyedy

Cc:                               Henri A. Termeer
Earl M. Collier, Jr.
Peter Wirth
Blaine H. McKee
Thomas W. Beetham
Andrew J. Weisenfeld (Banc of America Securities)
Paul Kinsella (Ropes & Gray LLP)